                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                 The Geon Compny
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37246W-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 11, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   1     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tribeca Investments, L.L.C. ("Tribeca Investments")

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF                   7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                  ---------------------------------------------------
EACH REPORTING                8    SHARED VOTING POWER
  PERSON
   WITH                            37,000
                             ---------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   0
                             ---------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   37,000

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000
--------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     BD

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   2     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tribeca Management, L.L.C. ("Tribeca Management")

--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            37,000**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   37,000**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000**

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%

--------------------------------------------------------------------------------

  14 TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by Tribeca Investments.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   3     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Travelers Insurance Company ("TIC")

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut

--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            37,000**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   37,000**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000**
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by Tribeca Investments.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   4     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Travelers Insurance Group Inc. ("TIGI")

--------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            37,000**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   37,000**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000**

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by Tribeca Investments.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   5     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PFS Services, Inc. ("PFS")

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) |_|
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia

--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            37,000**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER
                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   37,000**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000**
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by Tribeca Investments.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   6     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Associated Madison Companies, Inc. ("AMAD")
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                             37,000**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   37,000**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,000**

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.15%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by Tribeca Investments.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   7     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salomon Smith Barney Holdings Inc. ("SSBH")

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS* AF, OO (See Item 3)

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            1,466,014**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   1,466,014**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,466,014**
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Represents shares directly beneficially owned by subsidiaries of SSBH.

---------------------                               ----------------------------
CUSIP NO. 37246W-10-5          SCHEDULE 13D         PAGE   8     OF   25   PAGES
         -------------                                   -----       ----
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc. ("Citigroup")

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /_/
     (b) X

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS* AF, OO (See Item 3)

--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF                    7   SOLE VOTING POWER
   SHARES
BENEFICIALLY                       0
   OWNED BY                   --------------------------------------------------
EACH REPORTING                 8   SHARED VOTING POWER
  PERSON
   WITH                            1,503,014**
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   1,503,014**
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,503,014**

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

     CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 37,000 shares directly beneficially owned by Tribeca Investments and 1,466,014 shares beneficially owned by other subsidiaries of Citigroup.

                                  SCHEDULE 13D

      Item 1.     SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is common stock (the "Common Stock") of The Geon Company (the "Company"). The principal executive offices of the Company are located at One Geon Center, Avon Lake, Ohio 44012.

      Item 2.     IDENTITY AND BACKGROUND.

                  Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Tribeca Investments, L.L.C., a Delaware limited liability company ("Tribeca Investments"), Tribeca Management, L.L.C., a Delaware limited liability company ("Tribeca Management"), The Travelers Insurance Company a Connecticut corporation ("TIC"), Travelers Insurance Group Inc., a Delaware corporation ("TIGI"), PFS Services, Inc., a Georgia corporation ("PFS"), Associated Madison Companies, Inc., a Delaware corporation ("AMAD"), Salomon Smith Barney Holdings Inc., a New York corporation ("SSBH"), and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons").

      TRIBECA INVESTMENTS

                  (a)      Name: Tribeca Investments, L.L.C.
                  (b)      Address of Principal Place of Business and Office:
                           399 Park Avenue, New York, New York 10043
                  (c)      Principal Business: Broker dealer engaged in risk
                           arbritrage, convertible hedging and distressed investing.
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Delaware

      Officers and Directors: See Exhibit A attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Tribeca Investments.

      TRIBECA MANAGEMENT

                  (a)      Name: Tribeca Management, L.L.C.
                  (b)      Address of Principal Place of Business and Office:
                           399 Park Avenue, New York, New York 10043
                  (c)      Principal Business: Investment adviser
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Delaware


                        Page 9 of 25 Pages

      TIC

                  (a)      Name: The Travelers Insurance Company
                  (b)      Address of Principal Place of Business and Office:
                           One Tower Square, Hartford, Connecticut 06183
                  (c)      Principal Business: Insurance company
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Connecticut


      TIGI

                  (a)      Name: Travelers Insurance Group Inc.
                  (b)      Address of Principal Place of Business and Office:
                           One Tower Square, Hartford, Connecticut 06183
                  (c) Principal Business: Holding company for insurance company subsidiaries
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Delaware

      PFS

                  (a)      Name: PFS Services, Inc.
                  (b)      Address of Principal Place of Business and Office:
                           3120 Breckinridge Boulevard, Duluth, Georgia 30199
                  (c) Principal Business: Holding company for insurance company subsidiaries
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Georgia

      AMAD

                  (a)      Name: Associated Madison Companies, Inc.
                  (b)      Address of Principal Place of Business and Office:
                           153 East 53rd Street, New York, New York, 10043
                  (c) Principal Business: Holding company for insurance company subsidiaries
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: New York

      SSBH

                  (a)      Name: Salomon Smith Barney Holdings Inc.


                        Page 10 of 25 Pages

                  (b)      Address of Principal Place of Business and Office:
                           388 Greenwich Street, New York, New York, 10013
                  (c) Principal Business: Financial services holding company
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: New York

      CITIGROUP

                  (a)      Name: Citigroup Inc.
                  (b)      Address of Principal Place of Business and Office:
                           153 East 53rd Street, New York, New York, 10043
                  (c) Principal Business: Financial services holding company
                  (d)      Criminal Proceedings: None
                  (e)      Civil Proceedings: None
                  (f)      Place of Organization: Delaware

      Officers and Directors: See Exhibit B attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Citigroup.

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As set forth in detail below, Tribeca Investments purchased 37,000 shares of Common Stock (the "Tribeca Shares") for $707,950 in open market transactions during the period June 19 to June 28, 2000. The source of funds for the purchase of the Tribeca Shares was the working capital of Tribeca Investments.


 TRADE DATE  NUMBER OF SHARES  PRICE PER SHARE
 ----------  ----------------  ---------------
 6/19/2000    5,000             $  19.135

 6/19/2000   10,000             $   19.01

 6/19/2000    5,000             $  19.255

 6/19/2000    5,000             $   19.26

 6/20/2000   10,000             $ 19.0725

 6/28/2000    2,000             $ 19.4375


      Except for the Tribeca Shares, all interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers.

      Item 4.     PURPOSE OF TRANSACTION.

      Tribeca Investments acquired the Tribeca Shares as part of a proprietary risk arbitrage strategy and not with the purpose or effect of changing or influencing control of the Company. Tribeca Management is an affiliate of Tribeca Investments


                        Page 11 of 25 Pages
      and manages, on a discretionary basis, the assets of Tribeca Investments; as such, Tribeca Management has shared voting and dispositive power over the Tribeca Shares. Citigroup became the beneficial owner of more than five percent of the Company's Common Stock on July 11, 2000 as a result of acquisitions by subsidiaries of SSBH for managed accounts. With the exception of the Tribeca Shares, Citigroup and its subsidiaries acquired the Common Stock covered by this Schedule 13D in the ordinary course of their respective businesses and hold the shares of Common Stock in managed accounts for the benefit of third parties.

      Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Citigroup and its subsidiaries may from time to time purchase additional securities of the Company and dispose of all or a portion of such securities.

      Except as described in this Item 4, none of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Exhibits A or B to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
      (j) any action similar to those enumerated above.

      Item 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a-b) The percentages calculated in this Item 5 are based upon 23,832,625 shares of Common Stock outstanding, as stated in the Company's Form 10-Q for the quarter ended March 31, 2000.

      TRIBECA INVESTMENTS

      As of the close of business on July 18, 2000, Tribeca Investments directly beneficially owned 37,000 shares of the Company's Common Stock. The following information is being provided as of such time with respect to Tribeca Investments' beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000


                        Page 12 of 25 Pages

         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000
               (iii) sole power to dispose or to direct the
                     disposition of                                          0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000



      TRIBECA MANAGEMENT

      As noted in Item 4, Tribeca Management is an affiliate of and manages assets on a discretionary basis for Tribeca Investments. The following information is being provided as of the close of business on July 18, 2000 with respect to Tribeca Management's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000
         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000
               (iii) sole power to dispose or to direct the disposition
                     of                                                      0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000

      TIC

      TIC is the parent company of Tribeca Investments and Tribeca Management. The following information is being provided as of the close of business on July 18, 2000 with respect to TIC's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000
         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000
               (iii) sole power to dispose or to direct the disposition
                     of                                                      0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000

      TIGI

      TIGI is the parent company of TIC. The following information is being provided as of the close of business on July 18, 2000 with respect to TIGI's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000
         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000


                        Page 13 of 25 Pages

               (iii) sole power to dispose or to direct the disposition
                     of                                                      0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000

      PFS

      PFS is the parent company of TIGI. The following information is being provided as of the close of business on July 18, 2000 with respect to PFS's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000
         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000
               (iii) sole power to dispose or to direct the disposition
                     of                                                      0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000

      AMAD

      AMAD is the parent company of PFS. The following information is being provided as of the close of business on July 18, 2000 with respect to AMAD's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                               37,000
         (b)   Percent of Class:                                          0.15%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote            37,000
               (iii) sole power to dispose or to direct the disposition
                     of                                                      0
               (iv)  shared power to dispose or to direct the
                     disposition of                                     37,000

      SSBH

      The following information is being provided as of the close of business on July 18, 2000 with respect to SSBH's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                            1,466,014
         (b)   Percent of Class:                                           6.2%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote         1,466,014
               (iii) sole power to dispose or to direct the
                     disposition of                                          0
               (iv)  shared power to dispose or to direct the
                     disposition of                                  1,466,014

               The shares beneficially owned by SSBH reflect shares directly beneficially owned by certain subsidiaries of SSBH, none of which holds more than five percent of the Company's Common Stock.


                        Page 14 of 25 Pages

      CITIGROUP

      Citigroup is the parent company of AMAD and SSBH. The following information is being provided as of the close of business on July 18, 2000 with respect to Citigroup's beneficial ownership of the Company's Common Stock.

         (a)   Amount Beneficially Owned:                            1,503,014
         (b)   Percent of Class:                                           6.3%
         (c)   Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote                0
               (ii)  shared power to vote or direct the vote         1,503,014
               (iii) sole power to dispose or to direct the
                     disposition of                                          0
               (iv)  shared power to dispose or to direct the
                     disposition of                                  1,503,014

      The shares beneficially owned by Citigroup reflect the Tribeca Shares directly beneficially owned by Tribeca Investments and 1,466,014 shares directly beneficially owned by certain other subsidiaries of Citigroup.

      By reason of their relationship, Citigroup, AMAD, PFS, TIGI, TIC, Tribeca Management and Tribeca Investments may be deemed to share voting and dispositive power with respect to the Tribeca Shares. To the best knowledge of each Reporting Person, none of its executive officers or directors owned any securities of the Company as of the close of business on July 18, 2000.

      (c) To the best knowledge of the Reporting Persons, and except as described in the preceding paragraph and in Item 3, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Exhibit A or Exhibit B of this Schedule 13D, has effected any proprietary transactions in the Company's Common Stock during the period which commenced sixty (60) days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this
      Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Except as set forth above and in Items 3, 4, and 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.


                        Page 15 of 25 Pages

      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT           DESCRIPTION
                  -------           -----------
                  A        Officers and Directors of Tribeca Investments, L.L.C.

                  B        Officers and Directors of Citigroup Inc.

                  C        Consent to Joint Filing of Schedule 13D pursuant to
                           Rule 13d-1(k) of the Act.


                        Page 16 of 25 Pages

      SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:               July 21, 2000

      TRIBECA INVESTMENTS, L.L.C.

      By:  /s/ ANDREW FELDMAN
         -----------------------------------
      Name: Andrew Feldman
      Title:  Secretary

      TRIBECA MANAGEMENT, L.L.C.

      By:  /s/ ANDREW FELDMAN
         -----------------------------------
      Name: Andrew Feldman
      Title:  Secretary

      THE TRAVELERS INSURANCE COMPANY

      By:  /s/ MILLIE KIM
         -----------------------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      TRAVELERS INSURANCE GROUP INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary

      PFS SERVICES, INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary

                        Page 17 of 25 Pages

      ASSOCIATED MADISON COMPANIES, INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary

      SALOMON SMITH BARNEY HOLDINGS INC.

      By:  /s/ HOWARD DARMSTADTER
         -----------------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary

      CITIGROUP INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                        Page 18 of 25 Pages

                                    EXHIBIT A

          EXECUTIVE OFFICERS AND DIRECTORS OF TRIBECA INVESTMENTS, L.L.C.

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Tribeca Investments, L.L.C.

NAME, TITLE AND CITIZENSHIP           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------           -----------------------------------------
Marc P. Weill                         Head of Citigroup Investments
Director                              Citigroup Inc.
United States                         153 East 53rd St., 4th Floor
                                      New York, NY 10043

William H. Heyman                     Chief Executive Officer and President
Executive Officer                     Tribeca Investments, L.L.C.
United States                         399 Park Avenue, 7th Floor
                                      New York, NY  10043

Craig Jarvis                          Chief Financial Officer and Treasurer
Executive Officer                     Tribeca Investments, L.L.C.
United States                         399 Park Avenue, 7th Floor
                                      New York, NY  10043


                        Page 19 of 25 Pages

                                    EXHIBIT B

               EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup.


NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

C. Michael Armstrong               Chairman & Chief Executive Officer
Director                           AT&T Corporation
United States                      295 North Maple Avenue, Room 4353L
                                   Basking Ridge, NJ 07920

Alain J. P. Belda                  President & Chief Executive Officer
Director                           Alcoa Inc.
Brazil                             201 Isabella Street, Floor 6J12
                                   Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                 Partner
Director                           Skadden, Arps, Slate, Meagher & Flom
United States                      919 Third Avenue
                                   New York, NY 10022

Kenneth T. Derr                    Chairman & Chief Executive Officer
Director                           Chevron Corporation
United States                      575 Market Street, 40th fl
                                   San Francisco, CA 94105

John M. Deutch                     Institute Professor
Director                           Massachusetts Institute of Technology
United States                      77 Massachusetts Avenue, Room 6-208
                                   Cambridge, MA 02139

The Honorable Gerald R. Ford       Former President of the United States
Honorary Director                  40365 Sand Dune Road
United States                      Rancho Mirage, CA 92270

Ann Dibble Jordan                  Consultant
Director                           2940 Benton Place, N.W.
United States                      Washington, DC 20008-2718

Reuben Mark                        Chairman and Chief Executive Officer
Director                           Colgate-Palmolive Company
United States                      300 Park Avenue
                                   New York, NY 10022-7499


                        Page 20 of 25 Pages

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

Michael T. Masin                   Vice Chairman and President - International
Director                           GTE Corporation
United States                      1255 Corporate Drive
                                   Mail Code SVC06C30
                                   Irving, TX  75038

Dudley C. Mecum                    Managing Director
Director                           Capricorn Management
United States                      30 East Elm Street
                                   Greenwich, CT 06830

Richard D. Parsons                 President
Director                           Time Warner Inc.
United States                      75 Rockefeller Plaza, 29th fl
                                   New York, NY 10019

Andrall E. Pearson                 Chairman & Chief Executive Officer
Director                           TRICON Global Restaurants, Inc.
United States                      660 Steamboat Road
                                   Greenwich, CT 06830

Robert E. Rubin                    Member of the Office of the Chairman
Director and                       Citigroup Inc.
Executive Officer                  153 East 53rd Street, 4th fl
United States                      New York, NY 10043

Franklin A. Thomas                 Former President
Director                           The Ford Foundation
United States                      595 Madison Avenue, 33rd fl
                                   New York, NY 10022

Sanford I. Weill                   Chairman and Co-Chief Executive Officer
Director and                       Citigroup Inc.
Executive Officer                  153 East 53rd Street, 4th fl
United States                      New York, NY 10043

Edgar S. Woolard, Jr.              Former Chairman & Chief Executive Officer
Director                           E.I. du Pont de Nemours & Company
United States                      1007 Market Street
                                   Wilmington, DE 19898


                        Page 21 of 25 Pages

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

Arthur Zankel                      General Partner
Director                           High Rise Partners, LP
United States                      535 Madison Avenue
                                   New York, NY 10022

Michael A. Carpenter               Co-Chief Executive Officer
Executive Officer                  Global Corporate and Investment Bank
United States                      Citigroup Inc.
                                   399 Park Avenue, 2nd fl
                                   New York, NY 10043

Paul J. Collins                    Vice Chairman
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

Michael D'Ambrose                  Senior Human Resources Officer
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

Jay S. Fishman                     President & CEO
Executive Officer                  Travelers Property Casualty Corp.
United States                      One Tower Square, 8GS
                                   Hartford, CT 06183

Edward D. Horowitz                 Citigroup Inc.
Executive Officer                  153 East 53rd St., 4th fl
United States                      New York, NY 10043

Thomas Wade Jones                  Co-Chairman & CEO
Executive Officer                  SSB Asset Management Group
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

Robert I. Lipp                     Chairman & CEO
Executive Officer                  Global Consumer Business
United States                      Citigroup Inc.
                                   153 East 53rd St., 4th fl
                                   New York, NY 10043


                        Page 22 of 25 Pages

NAME, TITLE AND CITIZENSHIP        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------        -----------------------------------------

Deryck C. Maughan                  Vice Chairman
Executive Officer                  Citigroup Inc.
United Kingdom                     153 East 53rd St., 4th fl
                                   New York, NY 10043

Victor J. Menezes                  Co-Chief Executive Officer
Executive Officer                  Global Corporate and Investment Bank
India                              Citigroup Inc.
                                   399 Park Avenue, 2nd fl
                                   New York, NY 10043

Charles O. Prince, III             General Counsel/Corporate Secretary
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

William R. Rhodes                  Vice Chairman
Executive Officer                  Citigroup Inc.
United States                      399 Park Avenue, 2nd fl
                                   New York, NY 10043

Petros Sabatacakis                 Senior Risk Officer
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd Street
                                   New York, NY  10043

Todd S. Thomson                    Chief Financial Officer
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

Marc P. Weill                      Head of Citigroup Investments
Executive Officer                  Citigroup Inc.
United States                      153 East 53rd St., 4th fl
                                   New York, NY 10043

Robert B. Willumstad               Chairman
Executive Officer                  CitiFinancial Credit Company
United States                      153 East 53rd St., 5th fl
                                   New York, NY 10043


                        Page 23 of 25 Pages

                                    EXHIBIT C

                     CONSENT TO JOINT FILING OF SCHEDULE 13D

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
      Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.

      Dated:               July 21, 2000

      TRIBECA INVESTMENTS, L.L.C.

      By:  /s/ ANDREW FELDMAN
         -----------------------------------
      Name: Andrew Feldman
      Title:  Secretary

      TRIBECA MANAGEMENT, L.L.C.

      By:  /s/ ANDREW FELDMAN
         -----------------------------------
      Name: Andrew Feldman
      Title:  Secretary

      THE TRAVELERS INSURANCE COMPANY

      By:  /s/ MILLIE KIM
         -----------------------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      TRAVELERS INSURANCE GROUP INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary


                        Page 24 of 25 Pages

      PFS SERVICES, INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary

      ASSOCIATED MADISON COMPANIES, INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary

      SALOMON SMITH BARNEY HOLDINGS INC.

      By:  /s/ HOWARD DARMSTADTER
         -----------------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary

      CITIGROUP INC.

      By:  /s/ JOSEPH B. WOLLARD
         -----------------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

                        Page 25 of 25 Pages